UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

tronc, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

89703P107

(CUSIP Number)

Merrick Media, LLC

350 North Orleans Street, 10th Floor

Chicago, Illinois 60654

(312) 994-9494

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89703P107	Page 2 of 8 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Merrick Media, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,220,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,220,000 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,220,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.33%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 89703P107	Page 3 of 8 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Merrick Venture Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,225,852 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,225,852 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,225,852 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.09%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 89703P107	Page 4 of 8 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Michael W. Ferro, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,228,064 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,228,064 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,228,064 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.10%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89703P107	Page 5 of 8 Pages

SCHEDULE 13D/A

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D (the original Schedule 13D, is referred to herein as the “Schedule 13D”) filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on February 12, 2016. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Schedule 13D.

Amendment No. 1 is being filed to report changes in the beneficial ownership of the Reporting Persons as a result of the entry by Merrick Management into a Rule 10b5-1 Purchase Plan (the “Trading Plan”) on November 4, 2016 pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, with respect to the Shares.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

On November 4, 2016, Merrick Management and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) entered into the Trading Plan. Pursuant to the Trading Plan, Merrill Lynch may execute open market purchases of Shares. Using cash on hand in the amount of approximately $11,256,000 from working capital (excluding commissions), a total of 1,005,852 Shares were purchased pursuant to the Trading Plan during the last sixty (60) days, inclusive of any transactions effected through 5:00 p.m., Chicago time, on November 9, 2016.

The following table sets forth all transactions with respect to Shares effected.

Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share

Merrick Venture Management, LLC	11/7/16	55,852	$10.0898

Merrick Venture Management, LLC	11/8/16	800,000	$11.1759

Merrick Venture Management, LLC	11/9/16	150,000	$11.6783

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 4, 2016, Merrick Management and Merrill Lynch entered into the Trading Plan. Pursuant to the Trading Plan, Merrill Lynch may execute open market purchases of the Shares. Using cash on hand in the amount of approximately $11,256,000 from working capital (excluding commissions), a total of 1,005,852 Shares were purchased pursuant to the Trading Plan during the last sixty (60) days, inclusive of any transactions effected through 5:00 p.m., Chicago time, on November 9, 2016. Upon the terms and conditions of the Trading Plan, on behalf of Merrick Management, Merrill Lynch may continue to make acquisitions of additional securities of the Issuer until the Trading Plan terminates.

Except as disclosed herein, none of the Reporting Persons has any present plans or proposals that relate to, or would result in, any of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as disclosed herein, the Reporting Persons have no present intention to further acquire securities of the Issuer; provided, however, the Reporting Persons intend to review their investment on a regular basis and may determine at any time or from time to time, either alone or as part of a group:

•    to acquire additional securities of the Issuer through open market purchases, in privately negotiated transactions, or otherwise,

CUSIP No. 89703P107	Page 6 of 8 Pages

SCHEDULE 13D/A

•    to dispose of all or a portion of the securities of the Issuer beneficially owned in the open market, in privately negotiated transactions, or otherwise, or

•    to take any other available course of action which may involve one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D or have the results described in those subparagraphs.

Notwithstanding anything herein to the contrary, each Reporting Person specifically reserves the right to change its intention with respect to any and all matters disclosed or referenced herein. In reaching any decision with respect to any course of action, each Reporting Person expects it would take into consideration a variety of factors including, but not limited to, the Issuer’s business and prospects, other business opportunities available to the Reporting Person, changes in applicable laws and regulations, general economic conditions, worldwide money and equity market conditions (including the market price of the securities of the Issuer), tax considerations and any other factors deemed relevant.”

Item 5. Interest in Securities of the Issuer.

Items 5 (a) and (b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons directly own 6,225,852 Shares, which represent 17.09% of the Issuer’s total Shares outstanding. In addition, Mr. Ferro owns 2,212 stock units granted in lieu of quarterly cash director fees payable to Mr. Ferro. The stock units are to be settled in shares of the Issuer’s common stock upon the earlier of (i) Mr. Ferro’s termination of service as a director of the Issuer and (ii) a change in control. As a result, Mr. Ferro beneficially owns 6,228,064 Shares, which represent 17.10% of the Issuer’s total Shares outstanding. Percentage ownership in this Schedule 13D is based upon a total of 36,428,232 Shares outstanding, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2016.

(b) Merrick Media has sole voting power and investment control with respect to the 5,220,000 Shares it owns. Merrick Management has sole voting power and investment control with respect to the 1,005,852 shares of Common Stock it owns. Mr. Ferro has sole voting and dispositive power with respect to the 2,212 Shares issuable upon settlement of stock units. Mr. Ferro is the manager of Merrick Management, which is the sole manager of Merrick Media. As a result, Mr. Ferro has sole voting and dispositive power over the shares of Common Stock owned by Merrick Management and Merrick Management and Mr. Ferro have sole voting and dispositive power over the shares of Common Stock owned by Merrick Media. Mr. Ferro does not directly own any shares of Common Stock of the Issuer. Mr. Ferro, by virtue of his relationship to Merrick Management, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which Merrick Management directly beneficially owns. Merrick Management and Mr. Ferro, by virtue of their relationship to Merrick Media, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which Merrick Media directly beneficially owns. Mr. Ferro disclaims beneficial ownership of the Common Stock, except to the extent of his pecuniary interests therein.

Item 5 (c) of the Schedule 13D is hereby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected during the last sixty (60) days, inclusive of any transactions effected through 5:00 p.m., Chicago time, on November 9, 2016.

Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
Merrick Venture Management, LLC	11/7/16	55,852	$10.0898
Merrick Venture Management, LLC	11/8/16	800,000	$11.1759
Merrick Venture Management, LLC	11/9/16	150,000	$11.6783

CUSIP No. 89703P107	Page 7 of 8 Pages

SCHEDULE 13D/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 4, 2016, Merrick Management entered into the Trading Plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, with respect to the Shares. Under the Trading Plan, Merrill Lynch will make periodic purchases of Shares on behalf of Merrick Management at prevailing market prices, subject to the terms of the Trading Plan. This description of the Trading Plan does not purport to be complete and is qualified in its entirety by the text of the Trading Plan, a copy of which (excluding the annexes thereto) is attached as Exhibit 5 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

1.	Exhibit 5: Rule 10b5-1 Purchase Plan and Client Representations, dated November 4, 2016, by and between Merrick Venture Management, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (excluding the annexes thereto).

CUSIP No. 89703P107	Page 8 of 8 Pages

SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2016

MERRICK MEDIA, LLC

BY:	MERRICK VENTURE MANAGEMENT, LLC
ITS:	SOLE MANAGER

By:	/s/ Michael W. Ferro, Jr.
Name: Michael W. Ferro, Jr.
Its: Manager

MERRICK VENTURE MANAGEMENT, LLC

By:	/s/ Michael W. Ferro, Jr.
Name: Michael W. Ferro, Jr.
Its: Manager

MICHAEL W. FERRO, JR.

By:	/s/ Michael W. Ferro, Jr.

Exhibit 5

Issuer Name:	tronc, Inc.
Client Name:	Merrick Venture Management, LLC
Symbol:	TRNC

Rule 10b5-1 Purchase Plan and Client Representations

Merrick Venture Management, LLC (“Purchaser”, “I” or “me”), as of the date below, establish this Purchase Plan (“the Plan”) to purchase Shares of the common stock (“Shares”) of tronc, Inc. (“Issuer”), pursuant to the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Michael W. Ferro, Jr. (“MWF”) serves as Manager of Purchaser. Purchaser requests that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) execute the Plan as follows:

1.	Purchase Instructions

1.1    Starting on 11/7/2016 and ending on 5/5/2017, purchase Shares pursuant to Annex B.

2.	Account Credit

In the event any scheduled purchase of Shares is not executed as provided for in Section 1 (or Section 3, if applicable) of the Plan, upon Merrill Lynch’s knowledge of such event, Merrill Lynch will purchase Shares that should have been purchased as soon as reasonably practicable, and will credit my account as if such purchase had been executed as provided for in Section 1 (or Section 3, if applicable), if needed.

3.	Suspension

3.1    If Merrill Lynch must suspend purchases allocated under the Plan, pursuant to Section 1 above, on a particular day for any of the following reasons:

1.	a day specified by the Plan is not a day on which the Shares trade regular way on the Exchange;

2.	Merrill Lynch determines that a suspension, halt or delay of trading of Shares on securities exchanges, alternative trading systems, and other markets it accesses to purchase Shares (each a “Trading System”) prevents Merrill Lynch from purchasing Shares under this Plan, such as when there is a market-wide regulatory halt or delay. For the avoidance of doubt, if there is a non-regulatory halt or delay of trading on a Trading System, such as a halt or delay of trading due to a systems issue specific to that Trading System, Merrill Lynch may purchase Shares under this Plan on another Trading System that is not affected by the halt or delay;

3.	there is insufficient volume for any or all of the Shares at or below the specified price; or

Issuer Name:	tronc, Inc.
Client Name:	Merrick Venture Management, LLC
Symbol:	TRNC

4.	Merrill Lynch cannot effect a purchase of Shares due to legal, regulatory or contractual restrictions applicable to it or to the Purchaser or MWF; or

5.	Merrill Lynch is notified in writing by the Issuer that a purchase of Shares should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or to the Purchaser or MWF;

then Merrill Lynch will resume purchases in accordance with the Plan as promptly as practicable after (a) Merrill Lynch receives notice in writing from the Issuer that it may resume purchases in accordance with Section 1 of the Plan in the case of the occurrence of an event described in 3.1.5 above or (b) Merrill Lynch determines, in its sole discretion, that it may resume purchases in accordance with the Plan in the case of the occurrence of an event described in 3.1.1, 3.1.2, 3.1.3, and 3.1.4.

3.2    Shares allocated under the Plan for purchase during the period when trading was suspended (check one of the following):

☐	will not be purchased

☒	will be purchased as soon as possible once trading under the Plan resumes

☐	will be carried forward to be purchased with the next amount of Shares to be purchased in accordance with Section 1 of the Plan

4.	Termination

The Plan shall terminate on the earliest to occur of the following:

4.1    the termination date listed above;

4.2    the completion of all purchases contemplated in Section 1 of the Plan;

4.3    my or Merrill Lynch’s reasonable determination that: (a) the Plan does not comply with Rule 10b5-1 or other applicable securities laws; (b) the Purchaser or MWF has not complied with the Plan, Rule 10b5-1 or other applicable securities laws; or (c) the Purchaser or MWF has made misstatements in my representations or warranties in Section 8, herein;

4.4    receipt by Merrill Lynch of written notice from the Issuer or the Purchaser of: (a) the filing of a bankruptcy petition by the Issuer; (b) the closing of a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares of the Issuer into shares of a company other than the Issuer; or (c) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part);

4.5    receipt by Merrill Lynch of written notice of MWF’s death or legal incapacity;

Issuer Name:	tronc, Inc.
Client Name:	Merrick Venture Management, LLC
Symbol:	TRNC

4.6    receipt by Merrill Lynch of written notice of termination from the Purchaser.

5.	Execution, Average Pricing and Pro Rata Allocation of Purchases

5.1    If my order to purchase Shares pursuant to the Plan, whether market or limit, is handled by a Merrill Lynch trading desk, my order shall be handled as “not held”. A “not held” or “working order” permits a Merrill Lynch trader to use reasonable brokerage judgment, exercising price and time discretion, as to when to execute the order. This provision shall only apply to orders handled by a Merrill Lynch trading desk.

5.2    Merrill Lynch may execute my order: (a) in a single transaction or multiple transactions during the course of the trading day, or (b) it may aggregate my order with other orders for other purchasers of the Issuer’s securities that may or may not have been accepted pursuant to a Rule 10b5-1 purchase plan, execute them as a block or in multiple smaller transactions, and allocate an average price to each purchaser.

5.3    When orders are aggregated, Merrill Lynch shall allocate the shares purchased pro rata among the purchasers, based on the ratio of (x) the shares to be purchased and (y) the sum of all proceeds used to purchase shares, and Merrill Lynch will provide each purchaser an “average price confirmation” that identifies the amount of securities purchased for the applicable purchaser together with an average price for purchases.

6.	Stock Splits/Reincorporation/Reorganizations

6.1    In the event of a stock split or reverse stock split, the quantity and price at which the Shares are to be purchased will be adjusted proportionately.

6.2    In the event of a stock dividend or spin-off, the quantity and price at which the Shares are to be purchased will be adjusted as instructed by the Issuer. Any adjustment shall only become effective upon receipt by Merrill Lynch of written notice from Issuer as to the occurrence of the dividend or spin-off, as well as specific instructions as to the adjustment to the quantity and price at which Shares are to be purchased.

6.3    In the event of a reincorporation or other corporate reorganization resulting in an automatic share-for-share exchange of new shares of the Issuer for the Shares subject to the Plan, then the new shares will automatically replace the Shares originally specified in the Plan.

7.	Indemnification

7.1    The Purchaser agrees to indemnify and hold harmless Merrill Lynch from and against all claims, losses, damages and liabilities arising out of inquiries and/or proceedings resulting from assertions that:

1.	the Plan or purchases made under the Plan do not comply with Rule 10b5-1 or with state securities laws or regulations prohibiting trading while in possession of material nonpublic information and

Issuer Name:	tronc, Inc.
Client Name:	Merrick Venture Management, LLC
Symbol:	TRNC

2.	Merrill Lynch has not executed any purchases due to Merrill Lynch’s compliance with the provisions of the Plan.

7.2    This indemnification will survive termination of the Plan.

7.3    Merrill Lynch agrees to indemnify and hold Purchaser harmless from and against all claims, losses, damages and liabilities including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim, arising out of or attributable to Merrill Lynch’s gross negligence or willful misconduct in connection with the Plan.

8.	Client Representations

In consideration of Merrill Lynch accepting orders to buy securities under a written plan that I have established to meet the requirements of Rule 10b5-1 under the Exchange Act, I make the following representations, warranties and covenants:

8.1    I have established the Plan in good faith, in compliance with the requirements of Rule 10b5-1, and at a time when I was not in possession of material nonpublic information about the Issuer, whose securities are the subject of the Plan.

8.2    I have consulted with legal counsel and other advisors in connection with my decision to enter into the Plan and have confirmed that the Plan meets the criteria set forth in Rule 10b5-1.

8.3    Except as provided in the Plan and while the Plan is in effect, I confirm that:

1.	I will not engage in an offsetting or hedging transaction in violation of Rule 10b5-1; and

2.	I agree to notify Merrill Lynch in advance of any sales or purchases of any of the Issuer’s securities or any derivative transactions on the Issuer’s securities.

8.4    I understand that while my plan is in effect, I may not disclose to those executing my plan at Merrill Lynch any information concerning the Issuer that might influence Merrill Lynch’s execution of the Plan.

Issuer Name:	tronc, Inc.
Client Name:	Merrick Venture Management, LLC
Symbol:	TRNC

8.5    Compliance with insider trading policies.

1.	The Plan does not violate the Issuer’s insider trading policies.

2.	I have informed the Issuer of the existence and provisions of the Plan, and, if necessary under the Issuer’s insider-trading policies, authorized representatives of the Issuer have approved the Plan and retained a copy of the Plan.

8.6    Delivery requirements.

1.	I agree to have delivered into the custody of Merrill Lynch prior to the date of execution of any purchases specified under the Plan necessary funds to settle the intended purchases under the Plan.

2.	I agree that Merrill Lynch’s obligation to execute purchases under the Plans is conditioned on the satisfaction of the foregoing delivery requirements.

9.	Modification

The Plan may be modified or amended only upon:

1.	the written agreement of myself and Merrill Lynch; and

2.	the receipt by Merrill Lynch of written confirmation that I have signed to the effect that the representations, warranties and covenants contained in my Client Representations, dated the date hereof, are true as of the date of such written confirmation.

10.	Counterparts

The Plan may be signed in counterparts, each of which will be an original.

11.	Entire Agreement

The Plan and my Client Representations set forth herein together constitute the entire agreement between me and Merrill Lynch and supersede any prior agreements or understandings regarding the Plan.

Issuer Name:	tronc, Inc.
Client Name:	Merrick Venture Management, LLC
Symbol:	TRNC

12.	Notices

All notices given by the parties under this Plan will be as follows:

If to Merrill Lynch:

David Wright and Michael Hudak, Private Wealth Advisors

Tyrone Wheeler, Administrative Manager

Merrill Lynch, Pierce, Fenner & Smith, Inc.

540 West Madison, Suite 2020

Chicago, IL 60661

312-325-2623 (T)

866-304-3689 (F)

Email: michael_hudak@ml.com; dave_wright@ml.com; megan_dunne@ml.com

If to me:

Client address on file.

13.	Officer & Director Equity Service

If you are subject to the reporting requirements of Section 16 of the Exchange Act, complete the following Section 13 to have transaction information for open market transactions under the plan forwarded to a designated third party.

13.1    I authorize Merrill Lynch to transmit transaction information via fax and/or email for open window transactions and transactions under the Plan (sales and purchases) to:

Name: Julie Xanders	Name:
Title: EVP, General Counsel	Title:
Organization: tronc, Inc.	Organization:
Fax: 213-237-2968	Fax:
Tel.: 213-237-4401	Tel.:
e-mail: julie.xanders@tronc.com	e-mail:

Name: Edward W. Landon	Name: Michael W. Ferro, Jr
Title: CFO	Title: Manager
Organization: Merrick Venture Management, LLC	Organization: Merrick Venture Management, LLC
Fax: 312.994.9480	Fax: 312.994.9480
Tel.:312.994.9480	Tel.: 312.377.3955
e-mail:skip.landon@merrickventures.com	e-mail:michael@merrickventures.com

13.2    Reasonable efforts will be made to transmit transaction information for open market transactions under the Plan (purchase or sale) by the close of business on the day of the purchase or sale, but no later than the close of business on the first trading day following the purchase or sale.

Issuer Name:	tronc, Inc.
Client Name:	Merrick Venture Management, LLC
Symbol:	TRNC

13.3    I acknowledge that Merrill Lynch: (1) has no obligation to confirm receipt of any email or faxed information by the designated contact and (2) has no responsibility or liability for filing a Form 4 with the SEC or for compliance with Section 16 of the Securities Exchange Act of 1934. If any of the above contact information changes, or I would like to terminate this authorization, I will promptly notify Merrill Lynch in writing.

13.4    I further authorize Merrill Lynch to transmit transaction information to a third party service provider who will make the information available to my designated representative(s) listed above.

Issuer Name:	tronc, Inc.
Client Name:	Merrick Venture Management, LLC
Symbol:	TRNC

14.	Governing Law

This Plan will be governed by and construed in accordance with the internal laws of the State of New York.

Merrick Venture Management, LLC

By:	/s/ Michael W. Ferro, Jr.
Name:	Michael W. Ferro, Jr., Manager
Date:	November 4, 2016

Acknowledged and Agreed this 4th day of

November, 2016:

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

By:	/s/ Jerome Wheeler
Name:	Jerome Wheeler
Title:	Administrative Manager